 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-50333
CUSIP Number: 24804V109

NOTIFICATION OF LATE FILING

(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form 10-D
	☐Form N-SAR	☐Form N-CSR

For Period Ended: May 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DEMATCO, INC.

Full Name of Registrant

ADVANCED MEDIA TRAINING, INC.

 Former Name if Applicable

17337 Ventura Boulevard, Suite 208

 Address of Principal Executive Office (Street & Number)

Encino, California 91316

 City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State  below in  reasonable  detail the reasons why Form 10-K could not be filed within the prescribed time period:

Registrant has been delayed in compiling information and documentation necessary for  registrant's  independent  accountants' financial review and preparation of financial  statements.  Registrant  is working as  expeditiously  as possible to compile such  information  and  documentation  and to deliver it to registrant's independent  accountants  for review,  completion and filing within the required time frame.

PART IV - OTHER INFORMATION

(1)      Name and  telephone  number  of  person  to  contact  in regard to this notification:

Rob Stevens	(818)	759-1876
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic  reports  required under Section 13 or 15(d) of the  Securities  Exchange Act of 1934 during the preceding 12 months or for such shorter  period that the  registrant  was required to file such  report(s)  been filed? If the answer is no, identify report(s).

[X] Yes  [_] No

(3)      Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes  [X] No

If so: attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DEMATCO, INC.

 (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: August 28, 2009	By:	/s/ Rob Stevens
Rob Stevens, Chief Executive Officer